Exhibit 12

CENTERPOINT ENERGY, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Millions of dollars)

Income from continuing operations	$482	$409	$205	$225	$432
Income taxes for continuing operations	272	205	139	153	62
Capitalized interest	(5)	(4)	(4)	(4)	(10)

	749	610	340	374	484

Fixed charges, as defined:
Interest	656	713	777	710	600
Capitalized interest	5	4	4	4	10
Distribution on trust preferred securities	56	28	—	—	—
Interest component of rentals charged to operating expense	12	11	11	12	19

Total fixed charges	729	756	792	726	629

Earnings, as defined	$1,478	$1,366	$1,132	$1,100	$1,113

Ratio of earnings to fixed charges	2.03	1.81	1.43	1.51	1.77